

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Frank Murtha
Chief Executive Officer
MAJOR LEAGUE FOOTBALL INC
15515 Lemon Fish Drive
Lakewood Ranch, Florida 34202

> **Re: MAJOR LEAGUE FOOTBALL INC**
> **Registration Statement on Form S-1**
> **Filed September 26, 2022**
> **File No. 333-267598**

Dear Frank Murtha:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed September 26, 2022

General

1. Please revise your registration statement to set a fixed price, for the duration of the offering, for the offer and sale of the following shares:

   - the 31,250,000 shares issued to JanBella as a commitment fee under the JanBella Agreement,
   - the 31,250,000 shares issued to Alumni as a commitment fee under the Alumni Agreement,
   - the 83,333,333 shares issuable upon the exercise of outstanding common stock purchase warrants owned by JanBella,
   - the 83,333,333 shares issuable upon the exercise of outstanding common stock

purchase warrants owned by Alumni, and
- the 1,548,000 shares issuable upon the exercise of outstanding common stock purchase warrants owned by J.H. Darbie & Co.

In this regard, we note that to sell shares at market prices, there must be an established public trading market for those shares. The OTC Pink is not considered to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K, except with respect to certain equity line transactions described in Securities Act Sections Compliance and Disclosure Interpretation 139.12.

<u>Exhibits</u>
<u>Exhibit 5.1</u>

2. Please revise your legal opinion to include all of the shares in the registered transactions. In this regard, it appears the opinion only covers 172,121,812 of the 446,168,636 shares identified in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Newlan, Esq.